April 25, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control — EDGAR

RE:	Ameriprise Certificate Company (ACC) Post-Effective Amendment No. 41 Ameriprise Flexible Savings Certificate File No.: 2-95577
Dear Ms. O’Neal-Johnson:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 27, 2011.
Sincerely,

/s/ William F. Truscott William F. Truscott
Senior Vice President
Ameriprise Financial Services, Inc.